

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2014

<u>Via E-mail</u>
Jordan Starkman
President and Secretary
Rimrock Gold Corp.
3651 Lindell Rd. Suite #D155
Las Vegas, NV 89103

Dear Mr. Starkman:

As previously discussed with you, on May 20, 2014 the Securities and Exchange Commission ("SEC") denied the two partners of DNTW Toronto LLP, formerly known as DNTW Chartered Accountants, LLP ("DNTW"), Bryce and Spence Walker, the privilege of appearing or practicing before the Commission as accountants. You can find a copy of the order at http://www.sec.gov/litigation/admin/2014/34-72199.pdf

As the two partners of DNTW with authority to issue audit reports or consents are barred from practicing before the SEC, you may not include DNTW's audit report in your filings with the Commission on or after May 20, 2014. If DNTW audited a year that you are required to include in your filings with the Commission, you should have a firm that is registered with the PCAOB re-audit that year.

Please file an Item 4.01 Form 8-K to include all of the information required by that Item. In providing the information that Item 304 of Regulation S-K requires, please also indicate that the Securities and Exchange Commission has denied the two partners of DNTW the privilege of appearing or practicing before the Commission. We believe this SEC Order against the two partners of DNTW and the reasons thereto would likely be information necessary to make the required statements – whether the former accountant resigned, declined to stand for re-election or was dismissed – in light of the circumstances under which they are made not misleading.

If you are unable to obtain an Exhibit 16 letter from DNTW at the time you file your amended Form 8-K – please disclose this fact in the Form 8-K.

Once you explain that the two partners of DNTW have been denied the privilege of practicing before the Commission in an Item 4.01 Form 8-K, you do not need to repeat this disclosure in your next Form 10-K.

Please have your new auditor re-audit any financial statements audited by DNTW that will be included in future reports or filings made on or after May 20, 2014. If you have any questions, you can reach me at 202-551-3849.

Sincerely,

/s/ James Allegretto

James Allegretto
Senior Assistant Chief Accountant